Mail Stop 3-8

      							 March 30, 2005




By Facsimile and U.S. Mail

Mr. Dwayne A. Moyers
Chief Executive Officer
Xponential, Inc.
6400 Atlantic Boulevard
Suite 190
Norcross, GA 30071

      Re:    Form 10-KSB for the Year Ended June 30, 2004
                File No.  1-13919

Dear Mr. Moyers:

      	We have completed a limited review of the above referenced filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Where a comment requests additional disclosure or other revisions to be made, such disclosures and revisions should be included in your future annual and interim reports, as applicable.

Form 10-KSB for the Year Ended June 30, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operation, page 9
General, page 9

1. Explain fully the reasons for changes in each of the elements and components of the pawn loan loss allowance, even if the total provision for pawn loan losses did not change materially from period to period, so that a reader can understand how changes in risks in the portfolio during each period relate to the pawn loan loss allowance established at period end. Quantify and explain:

* How changes in pawn loan quality and terms that occurred during the period are reflected in the allowance,
* How changes in estimation and methods and assumptions are reflected in the allowance,
* How actual changes and expected trends in non-performing loans affected the allowance, and
* How the level of your allowance compares with historical net loss experience.

Liquidity and Capital Resources, page 13

2. In an effort to disclose the variable liquidity and cash flows factors necessary to understand and evaluate your business, in future filings please revise your tabular disclosure to include the estimated amount of interest payments associated with your outstanding debt and the aggregate amounts of unpaid obligations presented for periods beyond five years from your balance sheet date.
If it is not practicable to make such estimates, please disclose this in future filings. See Item 303 (b)(1)(i) of Regulation S-B.

Consolidated Balance Sheet, page 19

3. Your disclosure indicates that Series A Preferred Shares will be
redeemed beginning April 30, 2005.   Please tell us if you have
classified the amount to be redeemed within twelve months of your balance sheet date as a current liability. If not, please tell us why. Also, mandatorily redeemable preferred stock should be described as `shares subject to mandatory redemption` so as to distinguish them from other liabilities. These shares are also prohibited from being classified between the liability section and the equity section of the balance sheet. Please consider revising your description and classification of these shares or advise us why this is not applicable to you. See paragraph 19 and B.57. of SFAS No. 150. To the extent you revise your consolidated balance sheet, please assess whether or not you believe it is appropriate to file amendments to your previously filed reports. We may have further comments.

Consolidated Statement of Cash Flows, page 22

4. Please present pawn loans made in a separate line item from repayments of pawn loans in the investing activities section of your statement. See paragraph`s 11 through 13.A. of SFAS No. 95.

5. Please disclose how you treat the cash flows related to the sale of forfeited collateral in your statements of cash flows and when the related cash flows are recorded. Supplementally tell us:

* How you calculate the amounts included as cash inflows from investing activities,
* The amounts included as cash inflows from operating activities,
* When the related cash inflows for each classification are recorded, and
* Your basis for including the amounts you do in each classification when you do.

6. It appears that your consolidated statement of cash flows reflects changes from balance sheet reclassifications that do not impact cash and cash equivalents. For example, your inventory account increased by approximately $428, 000 for the year ended June 30, 2004 and such amount equals the uses of cash from increases in inventory as disclosed in your statement of cash flows. However, your inventory balances are impacted by certain balance sheet reclassifications that should not result in any changes to your statements of cash flows, such as the transfer of a pawn loan receivable to inventory when your customer forfeits the pawn loan. This balance sheet reclassification could have the unintended effect of reflecting such amounts as a use of cash from an increase in inventory offset by a source of cash from a reduction in a receivable. The more appropriate presentation would be to eliminate such balance sheet reclassifications for purposes of preparing your consolidated statement of cash flows. Please revise your consolidated statement of cash flows to remove the impact of this balance sheet reclassification or tell us why you believe your current presentation is appropriate. To the extent you revise your consolidated statement of cash flows, please assess whether or not you believe it is appropriate to file amendments to your previously filed reports. We may have further comments.

7. Payments for business combinations are reflected in the statement of cash flows net of cash acquired. Please tell us how you recorded the net assets acquired of other pawn brokers in your consolidated statement of cash flows. See paragraph 132 of SFAS No. 95.

Notes to Consolidated Financial Statements, page 23
(1) Organization and Business, page 23

8. Exhibit 21.1 discloses two subsidiaries, Pawn Mart, Inc. and Xponential Advisors, Inc. Please tell us and include in your future filings the business nature of Xponential Advisors Inc. and your basis of consolidation. Further, please tell us the present status of Securities, the broker-dealer entity that was acquired in your purchase of CMHI.

(2) Summary of Significant Accounting Policies, page 23

9. Describe your systematic analysis and procedural discipline, as required by FRR-28, for determining the amount of your loan loss allowance. Supplementally tell us and disclose:

* How you determine each element of the allowance,
* Which loans are evaluated individually and which loans are evaluated as a group, if applicable,
* How you determine both the allocated and unallocated portions of the allowance for loan losses, and
* How you determine the loss factors you apply to your graded loans to develop a general allowance.

(i) Investment in IronHorse Motorcycle Company, Inc., page 25

10. You disclose that you have a 9.7% and 13.97% ownership interest in IronHorse as at June 30, 3004 and December 31, 2004, respectively.
We note that you account for this investment under the cost method.
Please tell us your consideration of all the facts and circumstances in determining whether you have the ability to exercise significant influence such that the equity method, rather than the cost method, would be required. Specifically tell us:

* The capitalization structure of the investee;
* Voting rights, veto rights and other protective and participating rights that you hold, and
* Your participation on the investee`s board of directors, executives and other governing committees.

Please refer to APB 18 paragraph 17.


(12) Investments, page 37

11. Revise your disclosures to present all of the information required by paragraph 22 of SFAS 115.

(14) Commitment and Contingencies, page 39

12. Revise your note to disclose rent expense under operating leases for the year ended June 30, 2004, the ten month period ended June
30,
2003 and the two month period ended August 31, 2002, consistent with the periods presented in your income statement.

			Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review.
Please
file your supplemental response on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

			If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 824-5664 or, in his absence, to the undersigned at (202) 942-2823.

									Sincerely,



									Michael Moran
									Branch Chief
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Mr. Dwayne A. Moyers
Xponential, Inc.
March 30, 2005
Page 1